FORM U-3A-2

FILE NO. 69-53-3
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1.

Consolidated Papers, Inc. (herein sometimes designated as the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption of itself as a holding company, and of each of its subsidiaries as such, from the provisions of the Public Utility Holding Company Act of 1935. Claimant and the system of which it is the top "holding company" fall within the exemptions granted by said Rule 2. In support of such claim for exemption the following information is submitted:

1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

The Claimant, Consolidated Papers, Inc., is a Wisconsin corporation having its principal office and place of business at Wisconsin Rapids, Wisconsin, and is engaged in the business of manufacturing and selling paper.

Niagara of Wisconsin Paper Corporation is a Wisconsin corporation, all of the common stock of which is owned by Claimant Its principal office and place of business is the City of Niagara, Wisconsin. It is engaged primarily in the business of manufacturing and selling paper.

Lake Superior Paper Industries is a Minnesota corporation, all of the common stock of which is owned by LSPI Duluth Corp. and LSPI Paper Corporation. All of the common stock of LSPI Duluth Corp. and LSPI Paper Corporation is owned by Claimant. The principal office and place of business of Lake Superior Paper Industries is the City of Duluth, Minnesota. It is engaged primarily in the business of manufacturing and selling paper.

Superior Recycled Fiber Industries is a Minnesota corporation, all of the common stock of which is owned by LSPI Fiber Co. and Superior Recycled Fiber Corporation. All of the common stock of LSPI Fiber Co. and Superior Recycled Fiber Corporation is owned by Claimant. The principal office and place of business of Superior Recycled Fiber Industries is the City of Duluth, Minnesota. It is engaged primarily in the production and selling of recycled pulp.

Consolidated Water Power Company, a public utility company, is a Wisconsin corporation, all of the capital stock of which is owned by Claimant. Its principal office and place of business is the City of Wisconsin Rapids, Wisconsin. It is engaged primarily in the generation, transmission, distribution, and sale of electric energy and water power.

Consolidated Papers Foreign Sales Corporation is a U.S. Virgin Islands corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is the City of Charlotte Amalie, St. Thomas, U.S. Virgin Islands. It manages all of the Claimant's export operations with respect to products which qualify as export property as defined in Section 927 of the Internal Revenue Code.

Newaygo Forest Products Limited is a corporation of the Province of Ontario, Canada, all of the common stock of which is owned by Claimant. Its principal office and place of business is at Mead in said Province. Its principal business is the ownership of timber and timberlands in Canada.

Wisconsin Valley Improvement Company is a Wisconsin corporation having its principal office and place of business in the City of Wausau, Wisconsin. It neither controls nor is it controlled by or under common control with Claimant, and it is a "subsidiary" of Claimant and Consolidated Water Power Company only by virtue of the definition of Section 2(a)(8)(A) of the Public Utility Holding Company Act of 1935. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges to benefited power plant owners water tolls as authorized semi-annually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). It generates no electric energy and renders no public utility services. Its financial statements are not normally consolidated with those of Claimant or any other company, and are omitted from the financial statements herein as not material.

Consolidated Water Power Company on December 31, 1995 owned approximately 33.8% of the outstanding stock of Wisconsin River Power Company, a Wisconsin corporation having its principal office at Wisconsin Rapids, Wisconsin, (herein sometimes referred to as "River Company"). This ownership was acquired as of December 31, 1974 from Claimant. The nature of the business of River Company is as set forth in the findings and opinion of the Commission entered in reference to River Company on January 29, 1948, in File Nos. 70-1656 and 31-551 (27 SEC Decisions, p. 539), pursuant to the Public Utility Holding Company Act of 1935, to which findings and opinion reference is hereby made with the same effect as though the contents thereof in respect to the nature of such business were set forth at length herein. Briefly, such business presently consists of operation of two dams and hydroelectric plants on the Wisconsin River. The output of these two plants is sold in equal parts to three companies including Consolidated Water Power Company. Consolidated Water Power Company and the other two customers own all outstanding stock of Wisconsin River Power Company in substantially equal parts.

Neither Claimant nor any subsidiary thereof holds an interest, either directly or indirectly, in any EWG or foreign utility company.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The properties of Consolidated Water Power Company are used primarily for the generation and local transmission of energy sold to Claimant and consumed at Claimant's plants but are also used for the generation and local transmission and distribution of electric energy sold to the purchasers of electric energy as follows:

    a. Distributed by it at retail directly to approximately one thousand residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and Towns of Plover and Grant, Portage County, Wisconsin.

    b. Sold at wholesale to Wisconsin Power and Light Company at the City of Wisconsin Rapids and to Wisconsin Public Service Corporation at the Town of Grand Rapids and at the City of Stevens Point, Wisconsin.

Consolidated Water Power Company has powerhouses and dams for the generation of such electric energy at Wisconsin Rapids, Wisconsin; Village of Biron, Wisconsin; City of Stevens Point, Wisconsin; Village of Whiting, Wisconsin; and Town of Eau Pleine, Portage County, Wisconsin. It has electric transmission lines connecting said plants and connecting with the plants of the Claimant and with the Petenwell plant of Wisconsin River Power Company. Consolidated Water Power Company owns all necessary flowage rights in connection with said dams and necessary for the operation of its hydroelectric plants.

None of the properties of Consolidated Water Power Company used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin; no electric energy is sold or delivered by it outside of the State of Wisconsin; and no electric energy is delivered to or received by it at the borders of such State. The business of Consolidated Water Power Company is entirely intrastate.

The properties of Wisconsin River Power Company consist of its Petenwell hydroelectric plant having a nameplate capacity of 20,000 KW and its Castle Rock hydroelectric plant having a nameplate capacity of 15,000 KW. Both plants are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced by River Company has been and will be sold and delivered at the plant sites which are wholly within the State of Wisconsin, and no electric energy is to be delivered to or received by it outside the border of said State. The business of River Company is entirely intrastate.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

    a. Number of KWH of electric energy sold (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

Neither Claimant nor any subsidiary thereof sells or distributes any natural or manufactured gas at retail or wholesale either within or outside of the State of Wisconsin or at the state line.

Neither Claimant nor any subsidiary thereof other than Consolidated Water Power Company and Wisconsin River Power Company sells or distributes any electric energy at retail or wholesale either within or outside of the State of Wisconsin or at the state line.

The number of KWH of electric energy sold at retail or wholesale (and also the equivalent in KWH of mechanically transmitted water power sold) during the twelve months ended December 31, 1995, by Consolidated Water Power Company and Wisconsin River Power Company and places where such sales were made are set forth in Exhibit "AA" annexed hereto and made a part hereof.

    b. Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
    None.

    c. Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.
    None.

    d. Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.
    None.

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    a. Name, location, business address and description of the facilities used by the EWG or foreign utility for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
    Not applicable.

    b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
    Not applicable.

    c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
    Not applicable.

    d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.
    Not applicable.

    e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
    Not applicable.

EXHIBIT "A"

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, excluding Wisconsin River Power Company (not normally consolidated), and a separate balance sheet and statement of income and surplus of Wisconsin River Power Company.

CONSOLIDATED PAPERS, INC.
AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF NET INCOME
AS OF DECEMBER 31, 1995
                                                                        Consol-
                                                                        idated            Newaygo   Intraco./
                          Consolidated  Niagara      Lake     Superior   Water    Foreign  Forest   Interco.
                             Papers       of       Superior   Recycled   Power     Sales  Products    Elim-    Consolidated
                              Inc.     Wisconsin    Paper      Fiber    Company    Corp.  Limited   inations      Total
Outside sales - net         1,315,601    121,608    112,907    27,790       649     -         506        -       1,579,061
Intracompany sales            705,104       -          -         -         -        -        -       (705,104)        -
Intercompany sales              1,476         14       -       11,077    32,484     -         853    ( 45,904)        -
  Total Sales               2,022,181    121,622    112,907    38,867    33,133     -       1,359    (751,008)   1,579,061
    Less:  Cost of sales    1,646,151     88,832     78,139    34,191    30,030     -         951    (751,008)   1,127,286
Gross Profit or (Loss)        376,030     32,790     34,768     4,676     3,103     -         408        -         451,775
Admin., Selling,
& General Expenses
  Administrative expenses      44,342        282       -           67     1,044        1     -           -          45,736
  Selling expenses             15,400         28         14      -         -        -        -           -          15,442
  Research & Development
    expenses                    5,847       -          -         -         -        -        -           -           5,847
  Total                        65,589        310         14        67     1,044        1     -           -          67,025
    Net Profit or (Loss)
      From Operatons          310,441     32,480     34,754     4,609     2,059    (   1)     408        -         384,750
Other Income
  Dividends received                3       -          -         -         -        -        -           -               3
  Interest earned               1,445       -             6       496      -        -        -           -           1,947
  Rentals  - net                  190       -          -         -         -        -        -           -             190
  Royalties - net                 287       -          -         -         -        -        -           -             287
  Profit or (loss) on
    disposal of capital
    assets                      3,219       -          -         -         -        -        -           -           3,219
  Equity in earnings of
    other companies             3,878       -          -         -          905     -        -           -           4,783
  Miscellaneous                 1,288         29         75      -         -       1,089        1        -           2,482
    Total                      10,310         29         81       496       905    1,089        1        -          12,911
Total Income or (Loss)        320,751     32,509     34,835     5,105     2,964    1,088      409        -         397,661
Other Deductions
  Interest                     11,709       -             2      -         -        -        -           -          11,711
  Carrying charge on
    timber resources            1,711       -          -         -         -        -        -           -           1,711
  Carrying charge on
    non-operational land           43       -          -         -         -        -        -           -              43
  Miscellaneous                 1,884         42        569         7        65      851       33        -           3,451
    Total                      15,347         42        571         7        65      851       33        -          16,916
Net income or (loss)
  before income taxes         305,404     32,467     34,264     5,098     2,899      237      376        -         380,745
Provision for income taxes    121,255     12,974     14,163     2,106       932       29     -             56      151,515
Net Income or (Loss)       $  184,149   $ 19,493   $ 20,101   $ 2,992   $ 1,967   $  208   $  376   $(     56)  $  229,230

CPI AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF SURPLUS ACCOUNTS
YEAR ENDED DECEMBER 31, 1995

                                                                     Consol-
                             Consol-                                 idated          Newaygo
                             idated      Niagara   Lake     Superior  Water  Foreign  Forest  Interco
                              Paper        of     Superior  Recycled  Power  Sales   Products Elimi-
    Particulars                Inc.     Wisconsin  Paper     Fiber   Company  Corp.  Limited  nations     Total
Capital Surplus Arising
  From:
  Premium on capital stock
   sold, 1911 & 1918         $      300     -         -        -        -        -     -          -     $      300
  Appraisal of plants &
    equipment, 1917                  95     -         -        -        -        -     -          -             95
  Valuation of water power
    rights, 1921                    448     -         -        -        -        -     -          -            448
  Premium on capital stock
    sold 1959, 1960,
    1961, and 1962                  485     -         -        -        -        -     -          -            485
  Net premium on stock sales
    & purchases, prior years     29,897     -         -        -        -        -     -          -         29,897
  Tax effect of incentive
    stock option - 1994, 1995     2,370     -         -        -        -        -     -          -          2,370
  Proceeds from stock issued
    in 1995 in excess of
    common stock at par
    value of $1.00 per share     16,213     -         -        -        -        -     -          -         16,213
  Interco. transfer of
    power assets - 1994, 1995      -        -         -        -     $   540     -     -     $    (540)       -
  Increase to reflect change
    in par value of
    common stock                 24,517     -         -        -        -        -     -          -         24,517
  Purchase price of new
    acquisitions                   -     $42,946  $124,202  $72,135     -        -     -      (239,283)       -

  Total Capital Surplus As
    Of December 31, 1995         74,325   42,946   124,202   72,135      540     -     -      (239,823)     74,325
Earned Surplus
  Balance at beginning of
    year                        859,798     -         -        -      18,701   277   (5,951)     2,489     875,314
  Net income for the year       184,149   19,494    20,101    2,992    1,967   208      375   (     56)    229,230
                              1,043,947   19,494    20,101    2,992   20,668   485   (5,576)     2,433   1,104,544
  Dividends paid in cash        (63,510)    -         -        -        -        -     -          -        (63,510)
  Changes:
    Unrealized net loss on
      investment securities         879     -         -        -        -        -     -          -            879
    Cumulative translation
      adjustment                   -        -         -        -        -        -       35       -             35
    Treasury stock               (2,100)    -         -        -        -        -     -          -         (2,100)
  Earned Surplus or
    (Deficit) at End of
    Year                        979,216   19,494    20,101    2,992   20,668   485   (5,541)     2,433   1,039,848

Total Capital and Earned
  Surplus or (Deficit) at
  End of Year                $1,053,541  $62,440  $144,303  $75,127  $21,208  $485  $(5,541) $(237,390) $1,114,173

CONSOLIDATED PAPERS, INC.
AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1995

                                                               Consol-
                                                               idated          Newaygo  Intraco./
                     Consolidated  Niagara    Lake   Superior   Water  Foreign  Forest  Interco.   Consol-
                       Papers       of      Superior Recycled   Power   Sales  Products   Elim-    idated
                         Inc.     Wisconsin  Paper    Fiber    Company  Corp.  Limited  inations   Total
Current Assets
Cash & marketable
  securities         $    2,341  $  2,966      -     $     46     -        -  $    19       -     $    5,372
Receivables
  (less reserves)       100,753    11,216  $ 21,163     6,940     -        -     -          -        140,072
Inventories
 Finished stock          35,617     2,302     3,719     1,205     -        -     -          -         42,843
 Unfinished
   stock                  6,346       251       134        76     -        -     -          -          6,807
Raw materials
  & supplies             61,504     9,309     8,729     3,072  $   171     -        8       -         82,793
                        103,467    11,862    12,582     4,353      171     -        8       -        132,443

Other Prepaids           11,738     4,130    19,458      -       1,600     -        4       -         36,930
Total Current
  Assets                218,299    30,174    53,203    11,339    1,771     -       31       -        314,817

Investment & Other
  Non-current Assets
Stock - Subsidiaries    247,943      -         -         -        -        -     -     $(247,943)       -
Stock - other
  companies (at cost)    27,662      -         -         -       6,138     -     -          -         33,800
Commercial &
  & residential
  property                2,229      -         -         -        -        -     -            47       2,276
Other receivables           135      -         -        4,703     -        -        3       -          4,841
Prepaid leases             -         -        8,122      -        -        -     -          -          8,122
Goodwill                   -        7,296    45,676    20,429     -        -     -          -         73,401
Other prepaids           11,379      -        9,896     5,138     -        -     -      (     56)     26,357
                        289,348     7,296    63,694    30,270    6,138     -        3   (247,952)    148,797

Advances to
  Affiliated
  Companies              35,000    29,114    13,832    13,914     -      476      856   ( 93,192)       -

Fixed Assets
  Bldgs., mach.
  & equip.            1,965,659    51,049    50,627    58,924   32,945     -    1,703       -      2,160,907
 Less: Accumulated
       Depreciation    (809,427)   (3,154)   (1,101)   (1,420) (14,548)    -   (1,114)      -       (830,764)
                      1,156,232    47,895    49,526    57,504   18,397     -      589       -      1,330,143
Land & riparian
  rights                  6,148     1,208     1,142       180    2,428     -     -          -         11,106
Timberlands
  (less depletion)       22,715      -         -         -        -        -      175       -         22,890
Capital additions
  in process             98,022     4,047     1,361        82      726     -     -          -        104,238
                      1,283,117    53,150    52,029    57,766   21,551     -      764       -      1,468,377
Deferred Charges            381       689      -         -        -        -     -          -          1,070
Total Assets         $1,826,145  $120,423  $182,758  $113,289  $29,460  $476  $ 1,654  $(341,144) $1,933,061

CONSOLIDATED PAPERS, INC.
AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1995

                                                                      Consol-
                                                                      idated          Newaygo Intraco./
                           Consolidated  Niagara    Lake    Superior   Water  Foreign  Forest  Interco.   Consol-
                             Papers       of      Superior  Recycled   Power   Sales  Products   Elim-    idated
                               Inc.     Wisconsin  Paper     Fiber    Company  Corp.  Limited  inations    Total
Current Liabilities
  Current maturities of
    L-T debt                $   70,000      -         -         -        -        -     -          -     $   70,000
  Leases payable                  -     $  1,523      -         -        -        -     -          -          1,523
  Accounts payable              46,599    10,472  $ 11,667  $  3,525     -        -  $    15       -         72,278
  Dividends payable                185      -         -         -        -        -     -          -            185
Accruals
  Salaries & wages              27,698     2,828     4,656      -        -        -     -          -         35,182
  Interest                       3,299      -         -         -        -        -     -          -          3,299
  Income taxes                     288       442    10,046       654        1   (11)    -          -         11,420
  Property taxes                 8,136       640     2,730       291     -        -     -          -         11,797
  Payroll taxes & benefits      11,272     2,402       570      -        -        -     -          -         14,244
  Other accruals                16,993     3,064       730       124      340             60       -         21,311
    Total Accruals              67,686     9,376    18,732     1,069      341   (11)      60       -         97,253
      Total Current Liab.      184,470    21,371    30,399     4,594      341   (11)      75       -        241,239

Long-term debt
  Notes Payable                197,000      -         -         -        -        -     -          -        197,000

Deferred Income Taxes          230,807    (5,067)   (6,363)      337    4,288     -     -      (  2,442)    221,560

Post-Retir. Health Care         79,726    13,247       729      -        -        -     -          -         93,702

Other Noncurr. Liab.             8,963    11,800      -         -        -        -     -          -         20,763

Advances from Affil. Cos.       27,014    16,631    13,691    33,232    2,624     -     -      ( 93,192)       -

Shareholders' Investment
  Common Stock
    Cons. Papers, Inc.          44,624      -         -         -        -        -     -          -         44,624
    Cons. Water Power Co.         -         -         -         -       1,000     -     -      (  1,000)       -
    Foreign Sales Corp.           -         -         -         -        -        1     -      (      1)       -
    Newaygo Forest Prod.          -         -         -         -        -        -    7,118   (  7,118)       -
                                44,624      -         -         -       1,000     1    7,118   (  8,119)     44,624
  Capital surplus               74,325    42,946   124,202    72,135      540     -     -      (239,823)     74,325
  Reinvested earnings          981,316    19,494    20,101     2,992   20,668   486   (3,724)     2,984   1,044,317
  Cum. translation adj.           -         -         -         -        -        -   (1,817)  (    552)     (2,369)
  Treasury stock                (2,100)     -         -         -        -        -     -          -         (2,100)
    Total                    1,098,165    62,440   144,303    75,127   22,208   487    1,577   (245,510)  1,158,797
Total Liabilities &
  Shareholders' Investment  $1,826,145  $120,422  $182,759  $113,290  $29,461  $476  $ 1,652  $(341,144) $1,933,061

WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
WISCONSIN RAPIDS, WISCONSIN
BALANCE SHEET
AS OF DECEMBER 31, 1995

                                     ASSETS
Utility Plant
  At cost when constructed                                         $ 27,144
    Less:  Reserve for depreciation                                 (13,840)
                                                                     13,304
Other Property and Investments
  Other physical property (at cost or less)                           1,240
  Stock  - other companies (at cost)                                    213
                                                                      1,453

Current and Accrued Asset
  Cash and marketable securities (at cost)                            1,310
  Accounts receivable - other                                             6
  Accounts receivable from associated companies                         268
  Mortgage notes receivable                                              26
  Interest received                                                       3
  Materials and supplies                                                 53
  Prepaid expense                                                       128
                                                                      1,794

Deferred Debits
  Land development                                                    1,950
  Other                                                                 244
                                                                      2,194

Total Assets                                                       $ 18,745

LIABILITIES AND CAPITAL

Capital Stock
  Authorized 95,000 shares $100 par value                          $  9,500
    Less:  Shares unissued (1,400)                                      140
      Capital Stock Issued and Outstanding (93,600 Shares)            9,360

Current and Accrued Liabilities
  Notes payable                                                          53
  Accounts payable                                                       41
  Accounts payable - Associated Co.                                    -
  Dividends payable                                                    -
  Federal and state income taxes accrued                                 49
  Property taxes accrued                                              1,010
  Other accrued liabilities                                             174
                                                                      1,327

Deferred Credits and Other Liabilities (Note 1)                         173

Postretirement Benefits                                                 166

Reinvested Earnings                                                   7,719

Total Liabilities and Capital                                      $ 18,745

WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
WISCONSIN RAPIDS, WISCONSIN
STATEMENT OF NET INCOME AND REINVESTED EARNINGS
FOR THE TWELVE MONTHS' PERIOD ENDED DECEMBER 31, 1995

Operating Revenue
  Sales of electric energy                                          $ 5,225
  Sales of water and other operating revenue                             59
    Total Operating Revenues                                          5,284

Operating Expenses and Taxes
  Operation                                                             511
  Maintenance                                                           433
  Administrative and General Expenses
    Management and supervision fees                                     582
    Injuries and damages                                                 92
    Other administrative and general expenses                           274
  Depreciation                                                          342
  Taxes
    Federal and State income taxes (Note 2)                             847
    Property taxes                                                      861
    Other taxes                                                          19

      Total Operating Deductions                                      3,961

Operating Income                                                      1,323

Other Income (Deductions) (Net) (Notes 3, 4, & 5)                     5,185

Income Before Interest Charges                                        1,328
Interest Expense                                                       -

Net Income                                                            1,328

STATEMENT OF REINVESTED EARNINGS
Balance, January 1, 1995                                              7,140
Net Income, 1995                                                      1,328
  Less:  Cash dividends                                                 749

Reinvested Earnings, December 31, 1994                              $ 7,719

Note 1 - Deferred credit and other liabilities consists of the following:

                                              1995
                 Deferred income tax          $  84
                 Deferred Investment              -
                   Tax Credit                    42
                 Other credit and
                   liabilities                   47

                                              $ 173

Note 2 - Federal and State income taxes consist of the following items:

                                              1995
                 Current                      $ 802
                 Deferred                        44
                 Deferred Investment              -
                   Tax Credit                     1

                                              $ 847

Note 3 -    Included in "Other Income and Deductions (Net)" are the following income tax items:

                                              1995
                 Current                      $(10)
                 Deferred                       11
                 Investment Tax Credit
                   Ratably Restored            ( 3)

                 Total                        $( 2)
Note 4 -    Included in "Other Income and Deductions (Net)" are the following amounts related to Wisconsin River Power Company's land development projects.  These amounts are stated on a before-tax basis.
                                                  1995
               Land Development Sales             $ 886

               Less:  Cost of Sales                 656
                      Selling Expense               180
                      Administrative Expense        178

               Income (Loss) Before Tax           $(128)

Note 5 -    Included in "Other Income and Deductions (Net)" are the following amounts related to activity of the subsidiary - The Lakes Development Company, Inc.  These amounts are stated on a before-tax basis.

                                               1995
              Sales                            $  58
              Cost of Sales                        -
                Gross Profit                      58

              Less:  Operating and
                       Maintenance Expense        62
                     Interest Expense              5
              Total Expense                       67

                Other Income                      25

              Income (Loss) Before Tax         $  16

EXHIBIT "AA"

A sales analysis for Consolidated Water Power Company and Wisconsin River Power Company
for the calendar year ended December 31, 1995.

CONSOLIDATED WATER POWER COMPANY
WISCONSIN RAPIDS, WISCONSIN
SALES ANALYSIS
YEAR ENDED DECEMBER 31, 1995

                                   Location         KWH            Revenue
Electric Energy
Sold at Retail
Residential and rural   Village of Biron, WI         3,375,289  $   147,829.52
Residential and rural   Town of Grand Rapids, WI     5,478,020      239,781.68
Residential and rural   Town of Plover, WI           4,189,887      187,346.31
Residential and rural   Town of Grant, WI              341,148       17,754.64
Residential and rural   Wisconsin Rapids, WI            68,618        2,529.85
  Total                                             13,452,962      595,242.00

Electric Energy
Sold at Wholesale
WI Power & Light Co.    Wisconsin Rapids, WI              -                -
WI Public Service Corp. Wisconsin Rapids, WI           879,000        4,920.00
WI Public Service Corp. Stevens Point, WI                 -                -
  Total                                                879,000        4,920.00

Interco. Sales of
Electric Energy
Consolidated Papers, Inc. Wisconsin Rapids, WI 277,463,000 6,792,875.97 Consolidated Papers, Inc. Village of Biron, WI 508,912,435 12,444,449.78
Consolidated Papers, Inc. Stevens Point, WI        135,481,700    3,318,003.06
Consolidated Papers, Inc. Village of Whiting, WI   393,029,600    9,606,626.09
  Total                                          1,314,886,735   32,161,954.90

Interco. Sales
of Water Power
Consolidated Papers, Inc. Wisconsin Rapids, WI       4,009,500      165,395.00
Consolidated Papers, Inc. Village of Biron, WI       4,171,800       96,977.00
Consolidated Papers, Inc. Village of Whiting, WI     7,076,417       29,454.00
  Total                                             15,257,717      291,826.00

Utility Sale of Water                                     -          31,371.97

Miscellaneous Income                                      -          47,517.04

  Total                                          1,344,476,414  $33,132,831.91

WISCONSIN RIVER POWER COMPANY
WISCONSIN RAPIDS, WISCONSIN
SALES ANALYSIS
YEAR ENDED DECEMBER 31, 1995

                                         Location             KWH*        Revenue
Electric Energy Sold at Wholesale
  Consolidated Water Power Co.     Wisconsin Rapids, WI     66,331,000  1,741,772.00
  Wisconsin Power & Light Co.      Madison, WI              66,331,000  1,741,772.00
  Wisconsin Public Service Corp.   Stevens Point, WI        66,331,000  1,741,772.00
    Total                                                  198,993,000  5,225,316.00

Miscellaneous Income                                              -        58,652.68

  Total                                                    198,993,000  5,283,968.68



*Each of the three purchasers of the output of the Wisconsin River Power Company by contract is entitled to receive and is required to pay for one-third of the total output.
The above KWH figures and all billings conform to this contractual requirement.  In practice, actual deliveries vary from the contractual one-third as the result of system conditions existing from time to time and such variations are equalized as soon as practicable without any payment adjustment.  Actual deliveries in 1995 were:

                                                                        KWH
                   Consolidated Water Power Company                  66,331,000
                   Wisconsin Power & Light Company                   66,331,000
                   Wisconsin Public Service Corporation              66,331,000
                                                                    198,993,000

EXHIBIT 27

Financial Data Schedule of Claimant and its subsidiary companies on a consolidated basis
(official Exhibit "B").

Exhibit "C" is not applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.


CONSOLIDATED PAPERS,INC.



By  /s/ Patrick F. Brennan
   Patrick F. Brennan
   President and Chief Executive Officer

CORPORATE SEAL

Attest:


 /s/ Carl R. Lemke
Carl R. Lemke, Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Carl R. Lemke, Assistant Secretary
Consolidated Papers, Inc.
P.O. Box 8050
Wisconsin Rapids, Wisconsin 54495-8050

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